UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 3.	Date of Material Change

June 14, 2006

Item 4.	News Release

The Press Release dated June 14, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported the results from nine drill holes from the Mandibula Zone on its La Cabeza gold project in Argentina.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 14 day of June 2006.

SCHEDULE “A”

For Immediate Release: June 14, 2006

MANDIBULA ZONE DRILLING IDENTIFIES SIGNIFICANT NEW GOLD MINERALIZATION AT LA CABEZA

Vancouver, B. C., June 14, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB), reports the results from nine new drill holes from the Mandibula Zone on its La Cabeza gold project. Results confirm the Mandibula Zone as a large, bulk-tonnage gold system that should complement the mining of higher-grade zones discovered elsewhere on the property.

The nine holes comprise eight diamond and one reverse circulation percussion hole. Preliminary assay results include drill intercepts from LCD-106 with 24.3 metres at a grade of 1.9 grams per tonne (“g/t”) gold, LCP217 with 24 metres at a grade of 1.6 g/t gold, LCD104 with 20.9 metres at a grade of 1.5 g/t gold and LCD-101 with 15.6 metres at a grade of 1.5 g/t gold. To date the drilling has confirmed the continuity of mineralization along 250 metres of strike, with five of the nine holes located outside of the 2005 preliminary conceptual open pit.

Initial resource estimates for Mandibula were published in mid-2005 (news release June 30, 2005), based on limited drilling and very little near surface sampling data. At that time, the “indicated resource” was 50,000 ounces of gold (1.3 million tonnes at an average grade of 1.2 g/t gold), with an “inferred resource” of 130,000 ounces (4.0 million tonnes at an average grade of 1.0 g/t gold), using a cut-off grade of 0.5 g/t. Importantly, the 2005 resource was based on a zone 150 metres long with mineralized zones aggregating 20 metres in width. The current surface sampling and near surface drilling data is defining a much larger zone, with an indicated minimum strike length of 250 metres and with mineralized intercepts aggregating 60 metres in width.

The geometry of the drill hole intersections indicate a potential southeastern plunge to the mineralization defined to date at Mandibula. This plunge is apparent in other vein systems at La Cabeza, but is considerably more significant at Mandibula where surface mapping has identified strong hydrothermal alteration along strike for 500 metres beyond currently tested mineralization. The plunge concept will be drill-tested once the assays from the next nine Mandibula drill holes are received and interpreted.

Detailed Results

Significant assay results from the new drilling, at a cut-off grade of 0.5 g/t gold, are as follows. All intercepts are down-hole widths.

Drill Hole	From (metres)	To (metres)	Width (metres)	Gold grade (g/t)
LCD-90	6	9	3	3.6
including	7	8	1	6.7
	42	44	2	1.3
	52	53	1	1.0
	53.8	55.8	2	0.9
	65	68.4	3.4	0.7

LCD-101	6	21.6	15.6	1.5
including	7	9.2	2.2	2.4
including	11.6	13.2	1.6	3.5
	35	40.3	5.3	0.8
	66	67	1	0.9
	68	70	2	0.9
	75	79	4	0.8
	82	86	4	0.7
LCD-102	4.9	14.6	9.7	1.6
including	4.9	7	2.1	4.0
	30	31	1	1.8
	33	37	4	0.6
	50	51	1	0.9
	55	56	1	0.9
	81	82	1	0.8
LCD-103	10	21	11	1.1
including	12	14.4	2.4	2.4
	31	33	2	0.8
	75	80	5	0.8
including	77.4	78.2	0.8	1.8
	90	91.5	1.5	1.7
including	91	91.5	0.5	3.4
LCD-104	3.1	24	20.9	1.5
including	18.6	19.7	1.1	8.3
including	20.3	22	1.7	2.1
	27	36	9	0.9
	39.9	42	2.1	0.8
	48	51	3	0.6
	73	77	4	0.9
	85	87	2	1.5
including	85	86	1	2.3
LCD-106	2	26.3	24.3	1.9
including	7	8	1	3.8
including	14	21.5	7.5	3.7
	35	43	8	1.6
including	35	36	1	2.7
including	37	39.3	2.3	2.1
	49	58	9	1.4
including	53	53.8	0.8	3.6
including	56	57	1	3.5
	64	69	5	2.6
including	64	65	1	3.9

	67	68	1	3.3
	70.5	73	2.5	1.5
LCD-107	4.2	12	7.8	1.4
including	8	10	2	2.4
	17	24	7	1.1
	34	41	7	0.9
including	37	39	2	1.3
LCD-108	3	4	1	1.1
	9.1	11	1.9	0.7
	19	24	5	1.0
	29	33	4	2.6
including	29	30	1	4.4
including	32	33	1	3.6
	37	38	1	1.0
	55.7	57.1	1.4	2.4
	59	68	9	1.3
including	63	65	2	2.1
including	66	67	1	2.4
	74	76	2	1.0
LCP-217	49	61	12	1.0
including	49	52	3	1.7
	67	76	9	0.6
	88	112	24	1.6
including	103	109	6	3.2

Note1: Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and un-mineralized rocks) have been collected and dispatched to the University of San Juan in Argentina for simple compression tests.

Note2: In the case of diamond drill holes LCD-90, LCD-101, LCD-102, LCD-103, LCD-104, and LCD-106, each hole actually intersected mineralization greater than 0.5 g/t gold (and up to 4.4 g/t gold) from surface down to the first assay reported in the table. Given that the material drilled was weathered and broken, the core recoveries in those intervals were at times significantly less than 85% required for reporting purposes. Fortunately in many cases sample data from nearby channel sampling can instead be used in the next resource estimation.

Western Extension of Mandibula Mineralization

Drill holes LCD-106 and LCD-108 were the first two drill holes to test a recently-discovered, sub-vertical mineralized zone located immediately west and parallel to the previously known Mandibula Zone. This new mineralization is represented by the assays below 49 metres in the two new holes. Further drilling is scheduled as this mineralization remains open along strike and at depth.

Mandibula Bulk Tonnage Potential and Sizing a Potential Mine at La Cabeza

Extensions to the previously known mineralization at La Cabeza, combined with current gold prices, are taking Exeter down the path of considering mine development scenarios incorporating larger treatment plants and lower cut off grades in mining. Our previous base case for mine planning used a 1 g/t gold cut off grade. The Mandibula Zone gold grades are lower than the Cuello, Luna and Ojo Zones but represent a substantial potential gold target at a 0.5 g/t gold cut off grade, and an even larger target at a 0.25 g/t gold cut off grade. The lower cut off grade does not substantially affect the ounces potentially derived from high-grade, vein-type mineralization, but will significantly increase gold resources in areas of more disseminated mineralization, such as Mandibula.

Current Drilling at La Cabeza

In May, Exeter acquired another diamond drill rig to assist with the resource expansion program, bringing to four the number of drill rigs operating at La Cabeza. In addition to the Mandibula Zone, current drilling is focusing on developing extensions to the Luna and Cuello Zones. The RAB drill rig has completed the 100 metre by 100 metre drilling program and is currently drilling between the Luna and Ojo zones.

The location of the various mineralized zones can be found on the Exeter website at www.exeterresource.com

Quality Control and Assurance

The gold assay results presented above are preliminary. Intersections in the table have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard and blank samples are used throughout the sample sequence as checks. Note that the drill widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold and silver properties in Argentina and Chile. The current, four-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut provinces. Drilling results from the drilling program conducted on the Verde Silver Project will soon be available.

In Chile, Exeter is prospecting some 50 gold and silver targets under strategic agreements with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations		Suite 301, 700 West Pender Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date June 14, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director